News Release

For Immediate Release

Stantec adds to US East operations with addition of Dufresne-Henry

EDMONTON AB, NORTH SPRINGFIELD VT (April 17, 2006) TSX:STN;NYSE:SXC

Stantec successfully closed today the previously announced acquisition of multidiscipline design firm Dufresne-Henry. The addition adds over 270 employees and 12 office locations to Stantec in the New England states, New York, and Florida.

“Dufresne-Henry strengthens our operations in the US East creating a new region in New England and an initial platform for future growth in Florida,” says Tony Franceschini, Stantec President & CEO. “This addition also increases our service offering in the public sector in the environment and transportation markets.”

Founded in 1955 and headquartered in North Springfield, Vermont, Dufresne-Henry offers a full range of professional services in engineering, planning, environmental science, and landscape architecture. Stantec now has more than 50 offices in 21 states and approximately 2,300 employees in the United States.

“This is an exciting time for our employees as we become part of Stantec,” says Dufresne-Henry President & CEO Rich Allen who will continue with Stantec as Sr. Vice President, US East. “We are now part of a North American firm with an extensive network of experts enabling us to provide a wider range of services to our clients.”

Stantec is completing the purchase using a combination of cash and vendor notes. In 2005, Dufresne-Henry’s gross revenue was approximately US$30 million.

For more information visit http://announcements.stantec.com/dufresne-henry

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,500 employees operating out of over 80 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This news release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Stantec Contact Jay Averill Media Relations Stantec Tel: (780) 917-7441	Dufresne-Henry Contact Richard Allen President & CEO Dufresne-Henry Tel: (802) 886-2261	Investor Contact Simon Stelfox Investor Relations Stantec Tel: (780) 917-7288

stantec.com